ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

File No. 82-34673
August 8, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

dlw 8/13

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to Annual Securities Report

An amendment to annual securities report for the 43rd fiscal year (from April 1, 2007 through March 31, 2008), prepared in accordance with paragraph 1 of Article 24-2 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on July 29, 2008. Amendment to annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

Quarterly Report

A quarterly report for the three-month period ended June 30, 2008, required to be filed under the Financial Instruments and Exchange Law within 45 days after the end of each quarter of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET on July 31, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  - 1. Changes in principal indicators of business operations, etc.
  - 2. Substance of business
  - 3. Related companies
  - 4. Employees
- II. Business operations
  - 1. Production, orders received and sales
  - 2. Contracts material to operation of business
  - 3. Analysis of financial position and results of operations
- III. Conditions of facilities
- IV. State of the company
  - 1. Information concerning shares, etc.
    - (1) Total number of shares, etc.
    - (2) Stock acquisition rights, etc.
    - (3) Rights plan
    - (4) Changes in number of issued shares and share capital

The quarterly report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and Kiba and Osaka offices of the Company for a certain period.

Written Confirmation Regarding the Appropriateness and Accuracy of a Quarterly Report

A written confirmation regarding the appropriateness and accuracy of a quarterly report, prepared in accordance with paragraph 1 of Article 24-4-8 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET on July 31, 2008. Such written confirmation is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

END